SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant´s name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

Alcaldía Miguel Hidalgo,

11529, Mexico City, Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Mexico City—América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the first quarter of 2025.

•

In the first quarter we added 2.4 million postpaid subs with Brazil leading the way with 987 thousand followed by Colombia with 163 thousand and Mexico with 133 thousand. In the prepaid segment we disconnected 1.0 million subs as Mexico and Brazil reported losses.

•	In the fixed-line segment we connected 446 thousand broadband accesses. Mexico gained 165 thousand clients, followed by Brazil with 98 thousand and Central America with 52 thousand.

•

First quarter revenue was up 14.1% year-on-year in Mexican peso terms to 232 billion pesos, with service revenue expanding 15.8% and adjusted EBITDA 13.3%. At constant exchange rates service revenue increased 6.1% and adjusted EBITDA 4.0%.

•

Mobile service revenue was up 5.7%, on the back of 8.8% postpaid revenue growth. On the fixed-line platform service revenue increased 6.7% at constant exchange rates. Broadband revenue grew 9.8% while PayTV rose 8.7%, the fastest pace seen in many quarters.

•	Operating profit totaled 44.8 billion pesos, up 10.0% year-on-year after depreciation and amortization charges that rose 16.1%, partly reflecting the incorporation of our Chilean operation.

•	Net income was up 38.6% to 18.7 billion pesos reflecting both the increase in our operating profit and a slight decrease in our comprehensive financing costs from the year-earlier quarter.

•

Net financing of 10.9 billion pesos, coupled with our operating cash flow, allowed us to cover 24.7 billion pesos in CapEx, 3.8 billion pesos in share buybacks and 7.0 billion pesos in labor obligations.

•	At the end of March, our net debt—excluding leases—stood at 500 billion pesos, and represented a net debt-to-EBITDAaL ratio of 1.50 times.

According to data published by the Instituto Federal de Telecomunicaciones (IFT) as of December 31st, 2024, market share figures for the mobile and fixed segment in Mexico are as follow:

Mobile Market (numbers in millions)			Fixed-line Market (numbers in millions)

	Subs	Market Share	RGUs	Broadband	Voice	PayTV	Total	Market Share

Telcel	83.8	55%	Telmex	11.2	10.2	0	21.3	27%

ATT	22.9	15%	Izzi/ Sky/ Bestel	5.6	8.3	11.6	25.5	33%

Movistar	21.6	14%	Totalplay	5.3	5.6	2.5	13.4	17%

BAIT	18.1	12%	Megacable	5.3	4.8	5.8	15.9	20%

Other	6.0	4%	Other	0.0	0.7	1.4	2.1	3%

Total	152.4	100%	Total	27.5	29.5	21.3	78.3	100%

Source: https://www.ift.org.mx/sites/default/files/contenidogeneral/estadisticas/reporteinformacionpreliminar4t2024.pdf

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

We will host our conference call to discuss 1Q25 financial and operating results on April 30th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals

	1Q25	1Q24

Earnings per Share (Mex$)(1)	0.31	0.22

Earning per ADR (US$)(2)	0.30	0.25

EBITDA per Share (Mex$)(3)	1.50	1.29

EBITDA per ADR (US$)	1.46	1.52

Net Income (millions of Mex$)	18,703	13,494

Average Shares Outstanding (billion)	60.9	62.3

Shares Outstanding End of Period (billion)	60.7	62.1

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of March 2025

Country	Brand	Main Activity	Equity

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	100.0%

Argentina	Claro	wireless/wireline	100.0%

Austria	A1	wireless/wireline	60.8%

	EuroTeleSites	towers	57.0%

Brazil	Claro	wireless/wireline	99.6%

Chile	Claro	wireless/wireline	96.9%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless/wireline	100.0%

The Dominican Republic	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	97.0%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless	100.0%

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Note

The reported figures for Argentina corresponding to the first quarter of 2025 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

Annual shareholders’ meeting proposals

On March 18th, 2025 we announced that our Board of Directors will submit for approval at our annual shareholders’ meeting the following proposals: 1) the payment of an ordinary dividend of MXP$0.52 per share, payable in two equal installments and 2) the allocation of an additional 10 billion pesos to the share-buyback fund for the April 2025—April 2026 period.

Access Lines

2.4M postpaid net adds

In the first quarter we added 2.4 million postpaid subscribers with Brazil leading the way with 987 thousand clients followed by Colombia with 163 thousand and Mexico with 133 thousand. In the prepaid segment we posted 1.0 million net prepaid losses as Mexico and Brazil disconnected subs.

446k new broadband accesses

On the fixed-line segment we connected 446 thousand new broadband accesses. Mexico was the main contributor with 165 thousand clients, followed by Brazil with 98 thousand and Central America with 52 thousand. Voice lines and PayTV units fell by 130 thousand and 32 thousand, respectively.

At the end of March we had 402 million access lines. This figure comprises 324 million wireless subscribers—134 million were postpaid clients—and 78 million fixed-line RGUs: 35 million broadband accesses, 14 million Pay TV units and 29 million land-lines.

Mobile postpaid and fixed-broadband were the main drivers of our clients base, increasing by 6.1% and 4.3%, respectively.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Wireless subscribers as of March 2025

Total(1) (Thousands)

Country	Mar ’25	Dec ’24	Var. %	Mar ’24	Var. %

Brazil	87,587	87,145	0.5%	87,652	-0.1%

Central America	17,386	17,241	0.8%	16,717	4.0%

Caribbean	8,000	7,910	1.1%	7,668	4.3%

Colombia	41,250	40,953	0.7%	39,744	3.8%

Ecuador	9,949	9,862	0.9%	9,479	5.0%

Austria & Eastern Europe(2)	27,588	27,122	1.7%	25,440	8.4%

Mexico	83,925	84,613	-0.8%	83,994	-0.1%

Peru	12,749	12,686	0.5%	12,645	0.8%

Southern Cone(3)	35,486	35,060	1.2%	33,226	6.8%

Total Wireless Lines	323,920	322,593	0.4%	316,566	2.3%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

(2) Includes A1 Digital M2M subscribers.

(3) Includes Argentina, Chile, Paraguay and Uruguay.

Fixed-Line and Other Accesses (RGUs) as of March 2025

Total(1) (Thousands)

Country	Mar ’25	Dec ’24	Var. %	Mar ’24	Var. %

Brazil	22,265	22,390	-0.6%	22,879	-2.7%

Central America	5,310	5,203	2.1%	4,963	7.0%

Caribbean	2,861	2,843	0.6%	2,800	2.1%

Colombia	9,625	9,583	0.4%	9,487	1.5%

Ecuador	620	597	3.9%	560	10.7%

Austria & Eastern Europe	6,378	6,353	0.4%	6,267	1.8%

Mexico	22,090	21,936	0.7%	21,598	2.3%

Peru	1,953	1,971	-0.9%	1,886	3.6%

Southern Cone(2)	7,117	7,061	0.8%	6,838	4.1%

Total RGUs	78,220	77,936	0.4%	77,279	1.2%

(1) Includes total accesses of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Includes fixed-line, broadband and television (Cable & DTH) accesses.

(2) Includes Argentina, Chile, Paraguay and Uruguay.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Broadband accesses as of March 2025

Total(1) (Thousands)

Country	Mar ’25	Dec ’24	Var. %	Mar ’24	Var. %

Brazil	10,378	10,279	1.0%	10,083	2.9%

Central America	1,737	1,685	3.1%	1,573	10.5%

Caribbean	1,102	1,086	1.4%	1,061	3.9%

Colombia	3,447	3,432	0.4%	3,395	1.5%

Ecuador	362	351	3.2%	328	10.2%

Austria & Eastern Europe	2,815	2,791	0.9%	2,744	2.6%

Mexico	11,374	11,209	1.5%	10,814	5.2%

Peru	1,076	1,058	1.7%	1,010	6.5%

Southern Cone(2)	3,169	3,123	1.5%	3,001	5.6%

Total Broadband Accesses	35,459	35,013	1.3%	34,009	4.3%

(1) Includes total accesses of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

(2) Includes Argentina, Chile, Paraguay and Uruguay.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

América Móvil Consolidated Results

The first quarter of the year began with interest rates surging ahead continuing their trend from early December, as the markets grew increasingly concerned with inflation on signs of a much stronger economy than had been expected. However, as inflation numbers came in within expectations and new payroll figures weakened, U.S. 10-year Treasury yields came down by a remarkable 60 basis points from mid-January to end the quarter at 4.20%. In the period most currencies in our region of operations appreciated vs. the U.S. dollar, but not the Mexican peso, which remained almost flat over the quarter as the uncertainty over potential new tariffs by the U.S. weighed on it. In the quarter, the US dollar lost 7.3% vs the Brazilian real, 4.9% vs the Colombian peso, 4.4% vs the Chilean peso and 4.2% vs the euro.

Our first quarter revenue was up 14.1% year-on-year in Mexican peso terms to 232 billion pesos, with service revenue expanding 15.8% and adjusted EBITDA 13.3%. The latter figures partly reflect the year-over-year appreciation of most currencies vs the Mexican peso, particularly the Colombian and Chilean pesos, up 18.0% and 14.0%, respectively; the dollar at 17.7% and the euro at 14.1%. At constant exchange rates service revenue increased 6.1% and EBITDA 3.7% before one-off adjustments, or 4.0% after the adjustments are made. Most of our operations saw their EBITDA margins increase sequentially.

Wireless service revenue climbed 5.7%, decelerating somewhat from the prior quarter, as prepaid revenue continued to slow down mostly on account of weaker economic activity in Mexico. Postpaid revenue growth remained fairly stable across the board and actually accelerated slightly to 8.8% when our Chilean operation is included.

On the fixed-line platform service revenue growth came in at 6.7% with corporate networks revenue appearing to slow down. This effect had mostly to do with the fact that in the year-earlier quarter that line item had had a very strong showing. Broadband revenue growth maintained its pace at 9.8% while that of PayTV came in at 8.7%, the fastest pace seen in many quarters.

The Central America and the Eastern European blocks were top performers in the period, exhibiting faster service revenue growth in both the fixed and the wireless platforms than they had had the preceding quarter.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Our first quarter operating profit totaled 44.8 billion pesos, a 10.0% year-on-year increase after depreciation and amortization charges that were up 16.1%, which partly reflects the incorporation of our Chilean operation.

With our comprehensive financing costs decreasing slightly from the year-earlier quarter our net income was up 38.6% to 18.7 billion pesos and was equivalent to 31 pesos cents per share and 30 dollar cents per ADR.

Our net debt stood at 500 billion pesos at the end of March not including capitalized lease obligations. It was equivalent to 1.50 LTM EBITDA. In cash flow terms it increased 10.9 billion pesos in the quarter, helping us fund capital expenditures in the amount of 24.7 billion pesos, share buybacks of 3.8 billion pesos and 7.0 billion pesos in labor obligations.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

América Móvil’s Income Statement Millions of Mexican pesos

	1Q25	1Q24	Var.%

Service Revenue	197,923	170,890	15.8%

Equipment Revenue	31,767	29,963	6.0%

Other Revenue	2,348	2,444	-3.9%

Total Revenue	232,038	203,298	14.1%

Cost of Service	59,657	51,920	14.9%

Cost of Equipment	27,864	25,916	7.5%

Selling, General & Administrative Expenses	51,938	43,599	19.1%

Others	1,531	1,279	19.7%

Total Costs and Expenses	140,990	122,714	14.9%

EBITDA	91,048	80,584	13.0%

% of Total Revenue	39.2%	39.6%

Adjusted EBITDA(1)	91,048	80,328	13.3%

% of Total Revenue	39.2%	39.6%

Depreciation & Amortization	46,234	39,826	16.1%

EBIT	44,814	40,758	10.0%

% of Total Revenue	19.3%	20.0%

Net Interest Expenses	12,711	11,278	12.7%

Other Financial Expenses	-450	756	-159.5%

Foreign Exchange Loss	1,179	1,674	-29.6%

Comprehensive Financing Cost (Income)	13,440	13,708	-2.0%

Income & Deferred Taxes	11,687	11,161	4.7%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	19,687	15,889	23.9%

Equity Participation in Results of Affiliates	27	-1,581	101.7%

Minority Interest	-1,011	-814	-24.1%

Net Income	18,703	13,494	38.6%

(1) Adjusted for extraordinary items, particularly the sale of towers by Telmex in the first quarter of 2024.

n.m. Not meaningful.

Content
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Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Balance Sheet - América Móvil Consolidated(1) Millions of Mexican Pesos

	Mar ‘25	Dec ‘24	Var.%		Mar ‘25	Dec ‘24	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	88,363	83,336	6.0%	Short Term Debt	122,974	104,211	18.0%

Accounts Receivable	242,528	231,791	4.6%	Lease-Related Debt	36,302	35,437	2.4%

Other Current Assets	26,344	14,820	77.8%	Accounts Payable	149,797	155,697	-3.8%

Inventories	27,339	23,751	15.1%	Other Current Liabilities	231,852	199,056	16.5%

	384,574	353,698	8.7%		540,926	494,401	9.4%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,553,135	1,478,763	5.0%	Long Term Debt	465,263	463,375	0.4%

-Depreciation	828,863	764,979	8.4%	Lease-Related Debt	185,013	177,666	4.1%

Plant & Equipment, net	724,272	713,784	1.5%	Other Liabilities	230,026	226,294	1.6%

Rights of Use	206,958	199,460	3.8%		880,302	867,336	1.5%

Investments in Affiliates and Other Investments	19,486	17,587	10.8%

Deferred Assets

Goodwill (Net)	162,203	156,836	3.4%

Intangible Assets	148,173	141,737	4.5%	Shareholder’s Equity	444,796	432,184	2.9%

Deferred Assets	220,360	210,818	4.5%

Total Assets	1,866,024	1,793,921	4.0%	Total Liabilities and Equity	1,866,024	1,793,921	4.0%

(1) Includes current portion of Long Term Debt.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Mexico

133k postpaid net adds & 165k new broadband accesses

In the first quarter we gained 133 thousand postpaid subscribers and disconnected 821 thousand prepaids, the latter a reflection of the economic slowdown in the country that has been observed over the last several months. Altogether we had 83.9 million wireless subscribers at the end of the quarter. According to figures published by IFT, our market share at the end of December was 54.7%.

Broadband net additions came in strong at 165 thousand. Our fixed-line base reached 22.1 million RGUs. Telmex is set to maintain its prices and remains highly competitive in its commercial offers featuring high-speed internet and attractive content packages. At the end of December, Telmex’s broadband market share was 40%.

Service revenue +1.0% YoY; broadband revenue +6.9% YoY

Revenue totaled 82.1 billion Mexican pesos in the period, a 2.3% decline over the year-earlier quarter brought about by a 14.3% reduction in equipment sales. Service revenue was up 1.0% with mobile revenue increasing 0.8% and fixed-line service revenue rising 1.5%. Broadband revenue expanded 6.9%, its best performance in three quarters. However, the growth rate for fixed-line service revenue is affected by certain corporate networks projects registered in the year-earlier quarter. On the mobile front postpaid revenue growth was stable at 5.5%, while prepaid revenue declined 2.5% over the prior year, very much resulting from the economic deceleration in the country as ARPU declined 2.2%.

EBITDA margin at 41.9%

EBITDA came in at 34.4 billion pesos and was down -2.8% after one-offs. In addition to these adjustments it is important to note that the booking of certain IT projects a year ago mentioned above had an impact on the EBITDA for the period which observed then an 11.0% year-on-year increase. The EBITDA margin, 41.9%, was up sequentially, from 41.3%.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

INCOME STATEMENT - Mexico Millions of MxP

	1Q25	1Q24	Var.%

Total Revenue(1)	82,107	83,998	-2.3%

Total Service Revenue	66,124	65,450	1.0%

Wireless Revenue	58,792	60,809	-3.3%

Service Revenue	44,754	44,392	0.8%

Equipment Revenue	14,038	16,416	-14.5%

Fixed Line Revenue(2)	21,454	21,126	1.6%

Other Revenue	1,862	2,064	-9.8%

EBITDA	34,409	35,641	-3.5%

% total revenue	41.9%	42.4%

Adjusted EBITDA(3)	34,409	35,385	-2.8%

% total revenue	41.9%	42.3%

EBIT	25,896	27,305	-5.2%

% total revenue	31.5%	32.5%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2) Includes equipment revenue.

(3) Adjusted for the sale of towers in Telmex in 2024.

  Mexico Operating Data

	1Q25	1Q24	Var.%

Wireless Subscribers (thousands)	83,925	83,994	-0.1%

Postpaid	15,583	15,103	3.2%

Prepaid	68,341	68,891	-0.8%

ARPU (MxP)	178	176	0.8%

Churn (%)	3.3%	3.1%	0.1

Revenue Generating Units (RGUs)(1)	22,090	21,598	2.3%

Total Fixed Lines	10,716	10,785	-0.6%

Fixed Lines	9,405	9,467	-0.7%

Public Telephony (payphones)	566	567	-0.1%

Social Telephony Lines	745	751	-0.9%

Broadband	11,374	10,814	5.2%

(1) Fixed Line and Broadband.

Content

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Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Brazil

987k postpaid net adds & 98k new broadband accesses

We added 987 thousand postpaid subscribers in the first quarter and disconnected 545 thousand prepaid subs, with our wireless subscriber base reaching 87.6 million subscribers at the end of March. On the fixed-line platform RGUs were down 125 thousand in the period on less land-lines and PayTV accesses; broadband acceses were up 98 thousand.

Mobile service revenue +8.8% YoY

Revenue rose 6.2% year-on-year to 12.5 billion reais, with service revenue up 6.0% on the back of 8.8% mobile revenue growth, as postpaid revenue expanded 11.5% and prepaid revenue declined 2.6%. On the fixed-line platform service revenue climbed 2.6% with PayTV revenue down 3.1%—its smallest rate of decline in at least a year—and broadband revenue decelerating to 5.1%. Although it represents only 11.4% of service revenue, corporate networks revenue had an important contribution, as it surged 16.4% from the year-earlier quarter.

EBITDA +8.1% YoY

EBITDA came in at 5.5 billion reais, an 8.1% increase, with the EBITDA margin reaching 44.1% on greater operating leverage and strong cost controls.

  INCOME STATEMENT - Brazil Millions of BrL

	1Q25	1Q24	Var.%

Total Revenue(1)	12,460	11,728	6.2%

Total Service Revenue	11,865	11,190	6.0%

Wireless Revenue	7,356	6,755	8.9%

Service Revenue	6,782	6,236	8.8%

Equipment Revenue	574	520	10.5%

Fixed Line Revenue(2)	5,082	4,955	2.6%

EBITDA	5,491	5,080	8.1%

% total revenue	44.1%	43.3%

EBIT	2,326	1,940	19.9%

% total revenue	18.7%	16.5%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

  Brazil Operating Data

	1Q25	1Q24	Var.%

Wireless Subscribers (thousands)	87,587	87,652	-0.1%

Postpaid	54,883	52,043	5.5%

Prepaid	32,704	35,609	-8.2%

ARPU (BrL)	26	24	8.7%

Churn (%)	2.4%	2.4%	(0.0)

Revenue Generating Units (RGUs)(1)	22,265	22,879	-2.7%

Fixed Lines	7,254	7,787	-6.8%

Broadband	10,378	10,083	2.9%

PayTV	4,634	5,009	-7.5%

(1) Fixed Line, Broadband and Television.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Colombia

297k wireless net adds

We added 297 thousand mobile subscribers in the quarter—including 163 thousand postpaids—to reach a total of 41.3 million wireless subs, 3.8% more than a year before. Our fixed-line base reached 9.6 million after gaining new RGUs in all services: 20 thousand landlines, 15 thousand broadband accesses and seven thousand PayTV units.

Mobile service revenue +6.0% YoY

Revenue topped four trillion Colombian pesos in the first quarter, 5.9% more than a year before, following service revenue growth of 3.4% and equipment revenue growth of 16.1%. These figures point to the continued strengthening of our mobile operation, which showed service revenue growth of 6.0%—the fifth quarter with sequential improvements—and further engagement of clients through handset sales. The acceleration stems mostly from the postpaid segment, as we have been upselling clients to better value plans on the back of our expanded 5G footprint, now covering 20 cities.

In the fixed-line segment service revenue was down 0.3% year-on-year, bogged down by broadband revenue that declined 2.3%. The annual comparison of this business line is affected by extraordinary revenue booked in the first quarter of 2024 related to an adjustment in a government contract to provide internet services in rural areas. Correcting for this, broadband revenue increased by 7.7%, which in turn resulted in 3.1% service revenue growth.

EBITDA +2.4% YoY

EBITDA was up by 2.4% year-over-year to 1.6 billion Colombian pesos, equivalent to a 39.5% EBITDA margin.

  INCOME STATEMENT - Colombia Billions of COP

	1Q25	1Q24	Var.%

Total Revenue(1)	4,015	3,793	5.9%

Total Service Revenue	3,051	2,951	3.4%

Wireless Revenue	2,719	2,510	8.3%

Service Revenue	1,836	1,732	6.0%

Equipment Revenue	883	778	13.5%

Fixed Line Revenue(2)	1,262	1,242	1.6%

EBITDA	1,587	1,550	2.4%

% total revenue	39.5%	40.9%

EBIT	684	698	-2.0%

% total revenue	17.0%	18.4%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2) Includes equipment revenue.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Colombia Operating Data

	1Q25	1Q24	Var.%

Wireless Subscribers (thousands)(1)	41,250	39,744	3.8%

Postpaid	11,025	10,343	6.6%

Prepaid	30,225	29,401	2.8%

ARPU (COP)	14,980	14,701	1.9%

Churn (%)	3.0%	3.3%	(0.3)

Revenue Generating Units (RGUs)(2)	9,625	9,487	1.5%

(1) Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

(2) Fixed Line, Broadband and Television.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Peru

129k postpaid net adds

We finished March with 12.8 million wireless subscribers after 63 thousand net additions—129 thousand postpaid gains and disconnections of 66 thousand prepaid subs. In the fixed-line segment we gained 18 thousand broadband accesses and five thousand PayTV units but reduced by 41 thousand the number of land-lines. Fixed-line RGUs were just shy of two million at the end of the quarter.

Service revenue +4.5% YoY

First-quarter revenue totaled 1.7 billion soles, a 3.0% year-over-year increase, with service revenue up 4.5%. On the mobile platform, service revenue rose 5.8%. Postpaid revenue growth remained strong at 5.0%, while prepaid revenue showed more dynamism, rising 8.3% compared to the year-earlier quarter. In the fixed-line segment service revenue was up 0.6% annually, with corporate networks and broadband revenue growing 4.1% and 3.5%, respectively, compensating for the decline in PayTV and wireline revenue.

EBITDA +8.0% YoY

Operating leverage and cost reduction efforts resulted in EBITDA posting an 8.0% annual increase to 657 million soles, bringing the EBITDA margin to 39.7%, 1.8 percentage points higher than a year before.

INCOME STATEMENT - Peru Millions of Soles

	1Q25	1Q24	Var.%

Total Revenue(1)	1,655	1,607	3.0%

Total Service Revenue	1,324	1,267	4.5%

Wireless Revenue	1,323	1,279	3.5%

Service Revenue	1,003	948	5.8%

Equipment Revenue	320	331	-3.2%

Fixed Line Revenue(2)	321	319	0.6%

EBITDA	657	608	8.0%

% total revenue	39.7%	37.8%

EBIT	332	281	18.2%

% total revenue	20.0%	17.5%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2) Includes equipment revenue.

Content

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Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South America

Southern
Cone

Central America
and The
Caribbean

Austria & Eastern Europe

Currency
Exchange
Rates

Appendix

Glossary

Peru Operating Data

	1Q25	1Q24	Var.%

Wireless Subscribers (thousands)	12,749	12,645	0.8%

Postpaid	6,510	6,098	6.8%

Prepaid	6,239	6,547	-4.7%

ARPU (Sol)	26	25	4.2%

Churn (%)	4.1%	4.1%	(0.0)

Revenue Generating Units (RGUs)(1)	1,953	1,886	3.6%

(1) Fixed Line, Broadband and Television.

Content

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Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South America

Southern
Cone

Central America
and The
Caribbean

Austria & Eastern Europe

Currency
Exchange
Rates

Appendix

Glossary

Ecuador

87k wireless net adds

Net subscriber gains came in at 87 thousand in the quarter bringing the base to nearly ten million subs by the end of March, 5% more than a year before. Our fixed-line RGUs increased by 10.7% year-on-year to 620 thousand accesses having added 24 thousand new units in the period, including 13 thousand landlines and 11 thousand broadband accesses.

First quarter revenue was up 1.3% year-on-year to 254 million dollars. Service revenue declined by 0.4% following a 0.5% contraction of mobile service revenue, with postpaid revenue falling 2.7% and prepaid rising 2.8%, offsetting part of the postpaid revenue loss from clients who need to opt out of a contract and require to adjust their spending. On the fixed-line platform service revenue was 0.8% higher than a year before, supported by revenue growth from corporate networks and PayTV services.

EBITDA +1.5% YoY

Following our cost control initiatives, we’ve managed to increase EBITDA by 1.5% and maintain the EBITDA margin at 48.7% of revenue.

INCOME STATEMENT - Ecuador Millions of Dollars

	1Q25	1Q24	Var.%

Total Revenue(1)	254	251	1.3%

Total Service Revenue	223	224	-0.4%

Wireless Revenue	226	224	0.8%

Service Revenue	196	197	-0.5%

Equipment Revenue	29	27	10.2%

Fixed Line Revenue(2)	28	27	2.4%

EBITDA	124	122	1.5%

% total revenue	48.7%	48.7%

EBIT	68	68	0.0%

% total revenue	26.8%	27.2%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South America

Southern
Cone

Central America
and The
Caribbean

Austria & Eastern Europe

Currency
Exchange
Rates

Appendix

Glossary

Ecuador Operating Data

	1Q25	1Q24	Var.%

Wireless Subscribers (thousands)	9,949	9,479	5.0%

Postpaid	2,297	2,276	0.9%

Prepaid	7,652	7,204	6.2%

ARPU (US$)	7	7	-5.1%

Churn (%)	3.8%	3.0%	0.9

Revenue Generating Units (RGUs)(1)	620	560	10.7%

(1) Fixed Line, Broadband and Television.

Content

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Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South America

Southern
Cone

Central America
and The
Caribbean

Austria & Eastern Europe

Currency
Exchange
Rates

Appendix

Glossary

Southern Cone

Altogether, our operations in the southern cone added 426 thousand wireless subscribers, including 266 thousand postpaid clients. At the end of March our wireless base stood at 35.5 million subs, 6.8% more than a year before. Fixed-line RGUs net additions came in at 56 thousand accesses bringing the base to 7.1 million, 4.1% higher than a year before.

Argentina

All comments for Argentina related to annual variations of the presented period refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29.

Service revenue +33% YoY & EBITDA +35% YoY

Overall economic activity in Argentina has picked up from a year before, and consumer spending has shown resilience in the face of declining inflation rates. Favored by this environment, Claro’s revenue growth continued to speed up in Argentina, posting annual revenue expansion of 28.4% in after-inflation terms, up from 20.2% in the prior quarter. Service revenue soared 32.9%, with mobile service revenue rising 31.8% and fixed revenue increasing 37.3%.

On the mobile platform, prepaid service revenue nearly doubled on account of strong net additions and greater spending capacity. On postpaid, revenue growth accelerated from 15.8% to 18.9%. On the fixed-line platform we’ve seen an important acceleration of PayTV revenue that jumped 71.9%, although from a small base, while broadband revenue was up 50.9% as demand for fiber and high-speed connectivity remained strong.

EBITDA for the period surged 35.3%, with the EBITDA margin breaking above the 40% mark, two percentage points higher than that of the year-earlier quarter.

Chile, Paraguay & Uruguay

Mobile service revenue +5.6% YoY

Revenue for the block increased 2.3% year-on-year to 315 billion Chilean pesos equivalent. Service revenue fell 0.7% as the increase in mobile service revenue, 5.6%, failed to compensate for the decline in fixed-line revenue, 5.1%. The former came about from 6.0% postpaid revenue growth and 1.1% growth in the prepaid segment.

The combined EBITDA expanded 46.0% to 60.7 billion Chilean pesos as the margin for the period jumped 5.8 percentage points to 19.3% of revenue.

Content

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Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South America

Southern Cone

Central America
and The
Caribbean

Austria & Eastern Europe

Currency
Exchange
Rates

Appendix

Glossary

INCOME STATEMENT - Argentina Millions of Constant ARS as of March 2025

	1Q25	1Q24	Var.%

Total Revenue(1)	589,836	459,381	28.4%

Total Service Revenue	524,723	394,686	32.9%

Wireless Revenue	478,565	378,488	26.4%

Service Revenue	414,019	314,042	31.8%

Equipment Revenue	64,546	64,446	0.2%

Fixed Line Revenue(2)	110,703	80,644	37.3%

EBITDA	237,338	175,447	35.3%

% total revenue	40.2%	38.2%

EBIT	211,846	152,053	39.3%

% total revenue	35.9%	33.1%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

INCOME STATEMENT - Chile, Paraguay & Uruguay(1) Millions of Chilean Pesos

	1Q25	1Q24	Var.%

Total Revenue(2)	314,459	307,252	2.3%

Total Service Revenue	276,343	278,357	-0.7%

EBITDA	60,678	41,552	46.0%

% total revenue	19.3%	13.5%

EBIT	-87,551	-71,835	-21.9%

% total revenue	-27.8%	-23.4%

(1) Proforma financial figures for Chile.

(2) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

Southern Cone Operating Data(1)

	1Q25	1Q24	Var.%

Wireless Subscribers (thousands)	35,486	33,226	6.8%

Postpaid	14,610	13,858	5.4%

Prepaid	20,876	19,368	7.8%

Churn (%)	2.2%	2.4%	(0.2)

Revenue Generating Units (RGUs)(2)	7,117	6,838	4.1%

(1) Includes information for Argentina, Chile, Paraguay and Uruguay.

(2) Fixed Line, Broadband and Television.

Content
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Subscribers

América
Móvil
Consolidated

Mexico

Br’azil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Central America

146k wireless net adds

Net wireless subscriber additions came in at 146 thousands—of which 85 thousand were postpaid—bringing our subscriber base to 17.4 million subs, 4.0% more than a year before. On the fixed-line platform we experienced faster access growth, gaining 107 thousand RGUs in the quarter. This figure includes 52 thousand broadband accesses and 33 thousand PayTV units.

Service revenue expanded 15% YoY

In the first quarter of 2024 we reported a cybersecurity incident that affected our prepaid billing system and limited our ability to activate new postpaid clients and fixed-line accesses. The growth rates presented in this report reflect the impact of this event on the year-earlier figures. Notwithstanding this, it is important to note that our service revenue growth has been fairly steady over the last three quarters at approximately 8% year-on-year. First quarter revenue rose by 16.4% year-on-year to 702 million dollars, with service revenue expanding 15.3%. Mobile service revenue surged 19.8%, with postpaid revenue growth accelerating from 12.5% in the fourth quarter to 13.9% in the current period, while prepaid revenue soared 24.5%.

Fixed-line service revenue +7.0% YoY

In the fixed-line segment service revenue grew 7.0%—up from 5.2% in the fourth quarter—with improvements in most business lines: corporate networks and broadband revenue expanded 11.0% and 10.1%, respectively, while PayTV revenue was up by 3.5%.

EBITDA margin at 47% of revenue

With restored prepaid revenue and continued improvements in commercial activity and cost management, EBITDA reached 330 million dollars in the first quarter, up 35.4%, as the EBITDA margin rose to 47.1% of revenue.

INCOME STATEMENT - Central America Millions of Dollars

	1Q25	1Q24	Var.%

Total Revenue(1)	702	603	16.4%

Total Service Revenue	623	541	15.3%

Wireless Revenue	497	409	21.7%

Service Revenue	423	353	19.8%

Equipment Revenue	74	55	34.3%

Fixed Line Revenue(2)	201	191	5.0%

EBITDA	330	244	35.4%

% total revenue	47.1%	40.5%

EBIT	170	105	62.5%

% total revenue	24.3%	17.4%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues includes other revenue.

(2) Includes equipment revenue.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Central America Operating Data

	1Q25	1Q24	Var.%

Wireless Subscribers (thousands)	17,386	16,717	4.0%

Postpaid	2,878	2,628	9.5%

Prepaid	14,508	14,089	3.0%

ARPU (US$)	8	7	16.5%

Churn (%)	5.4%	5.9%	(0.4)

Revenue Generating Units (RGUs)(1)	5,310	4,963	7.0%

(1) Fixed Line, Broadband and Television.

Content
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Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

The Caribbean

90k wireless net adds

We had eight million wireless subscribers in the islands after net gains of 90 thousand subs in the first quarter, including 28 thousand postpaid clients. Fixed-line RGUs increased by 18 thousand in the period to 2.9 million.

Dominican Republic EBITDA margin at 51.8%

In Dominican Republic revenue increased 4.8% on the back of service revenue growth of 5.3%, up from 3.6% in the prior quarter. Fixed-line service revenue jumped 10.1% helped along by the swing in corporate networks, up 48.7% on revenue from a special IT project, and to strong broadband revenue growth, 11.6%, following the continued expansion of fiber networks. EBITDA increased 4.3% year-on-year and the margin for the period came in at 51.8% of revenue.

Puerto Rico service revenue down 2.9%

In Puerto Rico revenue continued to decline as government subsidies are being phased out. In the first quarter revenue fell 4.1% with service revenue contracting 2.9%. On the mobile platform service revenue declined 7.2% while on the fixed-line platform it was up 2.9% driven by PayTV revenues that doubled, although from a small base, and broadband revenue that rose 2.1%. EBITDA declined 19.7% with the EBITDA margin coming down to 17.2%.

INCOME STATEMENT - The Caribbean Millions of Dollars

	1Q25	1Q24	Var.%

Total Revenue(1)	474	486	-2.3%

Total Service Revenue	420	426	-1.4%

Wireless Revenue	294	309	-5.0%

Service Revenue	238	251	-5.0%

Equipment Revenue	56	58	-4.7%

Fixed Line Revenue(2)	183	179	2.5%

EBITDA	171	182	-6.0%

% total revenue	36.0%	37.5%

EBIT	80	87	-7.0%

% total revenue	17.0%	17.8%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

(2) Includes equipment revenue.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

The Caribbean Operating Data

	1Q25	1Q24	Var.%

Wireless Subscribers (thousands)	8,000	7,668	4.3%

Postpaid	2,342	2,261	3.6%

Prepaid	5,657	5,408	4.6%

ARPU (US$)	10	11	-8.9%

Churn (%)	3.0%	3.2%	-0.2

Revenue Generating Units (RGUs)(1)	2,861	2,800	2.1%

(1) Fixed Line, Broadband and Television.

Content

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Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Austria & Eastern Europe

465k wireless net adds

Our combined subscriber base for Telekom Austria Group ended March with 28 million subs after net additions of 465 thousand in the quarter, primarily M2M units from A1 Digital. In the fixed-line segment RGUs increased to 6.4 million after adding 26 thousand RGUs, all of them broadband accesses and PayTV units in Eastern Europe.

Service revenue in Eastern Europe +8.2% YoY

Our operations in the region registered a 3.7% revenue increase over the year to 1.3 billion euros with service revenue rising 3.5%. Service revenue for the Eastern European block expanded 8.2% annually to 517 million euros while in Austria it came in slightly lower than a year ago at 603 million euros on strong competition in what remains a subdued economic environment.

Fixed-line revenue increased 3.8% supported by broadband revenue and corporate networks revenue, up 7.2% and 5.9% respectively, offsetting the decline in fixed voice revenue. On the mobile platform, service revenue increased 3.2% with postpaid rising 3.7% year-on-year.

EBITDA +5.2% YoY

EBITDA increased 5.2% annually to 478 million euros as the EBITDA margin rose 50 basis points to 36.4%.

INCOME STATEMENT - Austria & Eastern Europe Millions of Euros

	1Q25	1Q24	Var.%

Total Revenue(1)	1,314	1,267	3.7%

Total Service Revenue	1,108	1,071	3.5%

Wireless Revenue	777	752	3.4%

Service Revenue	615	596	3.2%

Equipment Revenue	162	156	4.0%

Fixed Line Revenue(2)	519	495	4.9%

EBITDA	478	454	5.2%

% total revenue	36.4%	35.9%

EBIT	184	178	3.5%

% total revenue	14.0%	14.0%

For further detail please visit www.a1.group/en/investor-relations

(1) Total revenue includes other revenue.

(2) Includes equipment revenue.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Southern
Cone

Central
America
and The Caribbean

Austria & Eastern Europe

Currency
Exchange
Rates

Appendix

Glossary

Austria & Eastern Europe Operating Data

	1Q25	1Q24	Var.%

Wireless Subscribers (thousands)	27,588	25,440	8.4%

Postpaid	24,022	21,817	10.1%

Prepaid	3,566	3,624	-1.6%

ARPU (Euros)	8	8	-5.0%

Churn (%)	1.2%	1.3%	(0.1)

Revenue Generating Units (RGUs)(1)	6,378	6,267	1.8%

(1) Fixed Line, Broadband and Television.

Content

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Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America
and The Caribbean

Austria & Eastern Europe

Currency
Exchange
Rates

Appendix

Glossary

Exchange Rates Local Currency Units per MxP

	1Q25	1Q24	Var. %

Euro

End of Period	0.0455	0.0554	-17.8%

Average	0.0465	0.0542	-14.1%

USD

End of Period	0.0492	0.0600	-17.9%

Average	0.0490	0.0588	-16.8%

Brazilian Real

End of Period	0.2826	0.2989	-5.5%

Average	0.2866	0.2913	-1.6%

Argentinean Peso

End of Period	52.8590	51.4450	2.7%

Average	51.7295	49.0801	5.4%

Chilean Peso

End of Period	46.9072	58.9027	-20.4%

Average	47.2068	55.6380	-15.2%

Colombian Peso

End of Period	206.3455	231.8006	-11.0%

Average	205.3524	230.4679	-10.9%

Guatemalan Quetzal

End of Period	0.3795	0.4672	-18.8%

Average	0.3776	0.4595	-17.8%

Peruvian Sol

End of Period	0.1810	0.2231	-18.9%

Average	0.1814	0.2213	-18.0%

Dominican Republic Peso

End of Period	3.1243	3.5550	-12.1%

Average	3.0546	3.4726	-12.0%

Belarusian Ruble

End of Period	0.1534	0.1648	-6.9%

Average	0.1496	0.1617	-7.5%

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America
and The
Caribbean

Austria & Eastern Europe

Currency Exchange Rates

Appendix

Glossary

Exchange Rates Local Currency Units per USD

	1Q25	1Q24	Var. %

Euro

End of Period	0.9246	0.9235	0.1%

Average	0.9506	0.9211	3.2%

Mexican Peso

End of Period	20.3182	16.6780	21.8%

Average	20.4244	16.9980	20.2%

Brazilian Real

End of Period	5.7422	4.9856	15.2%

Average	5.8527	4.9512	18.2%

Argentinean Peso

End of Period	1,074.0000	858.0000	25.2%

Average	1,056.5442	834.2619	26.6%

Chilean Peso

End of Period	953.0700	982.3800	-3.0%

Average	964.1709	945.7333	1.9%

Colombian Peso

End of Period	4,192.5700	3,865.9700	8.4%

Average	4,194.2008	3,917.4854	7.1%

Guatemalan Quetzal

End of Period	7.7117	7.7917	-1.0%

Average	7.7121	7.8108	-1.3%

Peruvian Sol

End of Period	3.6770	3.7210	-1.2%

Average	3.7046	3.7621	-1.5%

Dominican Republic Peso

End of Period	63.4800	59.2900	7.1%

Average	62.3876	59.0274	5.7%

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America
and The
Caribbean

Austria & Eastern Europe

Currency Exchange Rates

Appendix

Glossary

Appendix A

Financial Debt of América Móvil(1) Millions

	Mar -25	Dec -24

Peso - denominated debt (MxP)	131,757	130,585

Bonds(2)	114,177	120,205

Banks and others	17,580	10,380

U.S. Dollar - denominated debt (USD)	10,090	10,254

Bonds	9,050	9,094

Banks and others	1,040	1,160

Euro - denominated Debt (EUR)	4,498	4,318

Bonds	2,782	2,782

Commercial Paper	1,426	1,246

Banks and others	290	290

Sterling - denominated Debt (GBP)	2,200	2,200

Bonds	2,200	2,200

Reais - denominated Debt (BRL)	10,000	10,000

Bonds	10,000	10,000

Banks and others	0	0

Debt denominated in other currencies (MxP)(3)	59,494	50,852

Bonds	5,907	5,581

Banks and others	53,587	45,271

Total Debt (MxP)	588,237	568,482

Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	88,363	83,336

Net Debt (MxP)	499,874	485,146

(1) This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(2) Includes the effect of inflation-linked debt.

(3) Includes Peruvian soles.

(4) Includes fixed income securities.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

Glossary of Terms

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data, mobile WiFi routers and machine-to-machine devices.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America
and The
Caribbean

Austria &
Eastern
Europe

Currency
Exchange
Rates

Appendix

Glossary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer